Northern Dynasty announces National Economic Impact Study of Alaska’s Pebble Project
Pebble will support 15,000 American jobs and contribute more than $2.4 billion annually to US GDP

May 30, 2013, Vancouver, BC – Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; NYSE MKT: NAK) announces that the Pebble Limited Partnership (the "Pebble Partnership" or "PLP") has released a comprehensive study authored by IHS Global Insight, a leading global source of critical information and insight, entitled The Economic and Employment Contributions of a Conceptual Pebble Mine to the Alaska and United States Economies. The IHS report is an independent expert study commissioned by PLP that details the Pebble Project’s potential economic contributions to the State of Alaska and the United States.

“This study confirms the national importance of the mineral resources at Pebble, the development of which has the potential to increase US copper production by 20% over decades of production, while supplying America’s manufacturing, construction and clean energy sectors with the raw materials they require,” said Northern Dynasty President & CEO Ronald Thiessen. “Through significant capital investment, high-wage job creation, billions of dollars in government revenues and supply and service contracts, Pebble can benefit generations of Americans and Alaskans.”

Economic benefits in the IHS report are characterized in three stages of project development: a five-year construction phase, followed by a 25-year initial production phase, and as many as three potential subsequent 20-year development phases. The IHS report is based on a conceptual mine plan using an iteration of the ongoing engineering work undertaken by PLP. This work continues and no final project design has been selected or approved by the Pebble Partnership at this time.

National economic benefits as defined in the IHS report are outlined in the table below.

National Economic Benefits	Construction (Year 1-5)	Initial Production Phase (Year 5-29)	Potential Subsequent Development Phases (Year 30+)
Jobs (direct, indirect & induced1 )	16,175	14,715	16,650
GDP (annual)	$1.6 billion	$2.4 - $2.7[2] billion	$3.7 - $3.9 billion
Government Revenue (annual: federal, state, local)	$323 million	$670 - $772 million	$1.2 - $1.25 billion

In production, Pebble will be one of Alaska’s largest private sector employers, supporting an average of nearly 2,900 Alaska jobs, including 915 direct operations jobs. Total direct employment at the proposed mine over the first 25 years of production will average 1,220 with an estimated 75% of the workforce to reside full-time in Alaska. At $109,500 per annum, the projected average annual salary for Pebble mine workers is expected to be more than double the state average.

Economic benefits for the State of Alaska as defined in the IHS report are outlined in the table below.

State Economic Benefits	Construction (Year 1-5)	Initial Production Phase (Year 5-29)	Potential Subsequent Development Phases (Year 30+)
Jobs (direct, indirect & induced)	4,725	2,890	2,750
GDP (annual)	$400 million	$1.1 - $1.4 billion	$2.1 - $2.4 billion
Government Revenue (annual: state & local)	$27 million	$165 - $213 million	$351- 396 million

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1 Indirect jobs are those supported in sectors providing supplies and services to the Pebble Project. Induced jobs are those supported in sectors benefitting from the spending of Pebble direct and indirect employee wages.
2 The IHS study forecasts a range of GDP and government revenue impacts associated with future development of the Pebble Project based on two different long-term metal commodity price forecasts.

“Pebble can deliver some 3,000 high-wage jobs, more than $1 billion in annual operating expenses and hundreds of millions of dollars in annual tax payments to the State of Alaska which is very significant to the state’s economy,” Thiessen confirmed, noting that Pebble-related economic activity in Alaska will boost the state’s GDP by more than 3% over 2011 levels. “But for the people and communities of Bristol Bay, Pebble would literally transform the regional economy – providing jobs and business opportunities where there are few and increasing the tax base of the Lake and Peninsula Borough by some 600%.”

In the Bristol Bay region of southwest Alaska in which Pebble is located, employment opportunities are scarce, the cost of living is among the highest in the nation, and population is declining as people move elsewhere to look for work. According to the IHS report, of the 5,394 working-age residents living in the Bristol Bay region, just 63% worked in 2011 and only 35% were employed throughout the year.

“Mining creates more value per area of land affected than virtually any other industry,” Thiessen said. “In the case of Pebble, you have a project that will occupy less than 1/20th of 1% of the 40,000 square mile area that comprises the Bristol Bay region, and yet would significantly surpass the economic benefits generated by the world-class Bristol Bay sockeye salmon fishery.

“Let me be absolutely clear – the Pebble Partnership is designing a project at Pebble that will fully protect and even potentially enhance Bristol Bay’s commercial salmon fishery, as well as other subsistence and sport fisheries that thrive in the region. So the economic benefits that are projected for Pebble should only enhance the significant regional employment and economic benefits already provided by Bristol Bay fisheries.”

The Bristol Bay Regional Seafood Development Association recently released a study authored by the University of Alaska’s Institute of Social and Economic Research (ISER) entitled The Economic Importance of the Bristol Bay Salmon Industry (April 2013). The table below presents key findings from both the IHS and ISER studies, and depicts the scale of national economic benefits that will be generated in the region in future should PLP achieve its goal of developing and operating a mine at Pebble that co-exists with the world-class fisheries of Bristol Bay.

Economic Benefits		Bristol Bay Salmon Industry (2010)	Pebble Project Initial production phase: years 5 – 29
Jobs	Direct	12,000 seasonal (equiv. to 2,000 annual)	1,220 annual
	Total	19,800 (equiv. to 9,800 annual)	14,715 annual
Average Annual Wage	Direct	$12,100 (per seasonal job)	$109,500
	Total	$20,800 (per seasonal job)	$65,300
Annual Economic Contribution		$1.5 billion	$2.4 - $2.7 billion

To access a full version of IHS Global Insight’s report The Economic and Employment Contributions of a Conceptual Pebble Mine to the Alaska and United States Economies, visit www.northerndynastyminerals.com/ndm/NEIStudy.asp.

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine, which will benefit not only the proponent, its partners and the people and culture of the State of Alaska, but also industries, suppliers and consultants locally and in the Lower 48 United States of America. The project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated in a region of rolling tundra approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

The Pebble Project consists of the Pebble deposit, surrounding mineral claims and a stream of financing provided by Northern Dynasty's project partner Anglo American US (Pebble) LLC. The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. Both Northern Dynasty and Anglo American have equal ownership and direction of the Pebble Partnership.

Under the terms of the Pebble Limited Partnership Agreement, Anglo American is required to elect to commit $1.5 billion in staged investments in order to retain its 50% interest in the Pebble Project. Funds provided by Anglo American are currently being invested in comprehensive exploration, engineering, environmental and socioeconomic programs toward the future development of the Pebble Project.

About IHS (www.ihs.com)

IHS (NYSE: IHS) is the leading source of information, insight and analytics in critical areas that shape today's business landscape. Businesses and governments in more than 165 countries around the globe rely on the comprehensive content, expert independent analysis and flexible delivery methods of IHS to make high-impact decisions and develop strategies with speed and confidence. IHS has been in business since 1959 and became a publicly traded company on the New York Stock Exchange in 2005. Headquartered in Englewood, Colorado, USA, IHS is committed to sustainable, profitable growth and employs 6,700 people in 31 countries around the world.

IHS is a registered trademark of IHS Inc. All other company and product names may be trademarks of their respective owners. Copyright © 2013 IHS Inc. All rights reserved.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in over 500 sq. miles of mineral claims in southwest Alaska, USA. Northern Dynasty's principal asset is a 50% interest in the Pebble Partnership, owner of the Pebble Project. The Pebble Project is an advanced-stage initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO
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Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release. Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address potential mine feasibility, economic effects, estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for an open pit and/or underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. The mineralization at the Pebble Project has not yet been classified as ore and there is no assurance that it will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.